

DELHAIZE GROUP

Analyst Meeting

March 13, 2014

Forward looking statements

This presentation includes forward-looking statements within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. Forward-looking statements describe further expectations, plans, options, results or strategies. Actual outcomes and results may differ materially from those projected depending upon a variety of factors, including but not limited to changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in our most recent annual report or Form 20-F and other filings with the Securities and Exchange Commission. Delhaize Group disclaims any obligation to update or revise the information contained in this presentation.

Agenda

- **Diagnostic**
- **Strategic priorities**
- **Q4 and FY 2013 results**
- **Operational overview**
  - **Food Lion**
  - **Hannaford**
  - **Delhaize Belgium**
  - **Southeastern Europe**
- **Financial framework**
- **Conclusion**

CEO diagnostic

Delhaize has strong foundations…	…but we need to address specific issues
• Leadership positions in most markets where we operate • Sense of momentum, notably at Food Lion • Strong financial profile with a solid BBB- credit rating • Talented and passionate associates	• Profitability is under pressure in our key markets • Complexity • Need to accelerate omni channel

Leadership positions in the markets where we operate



Market	Position[2]
US[1]	1 or 2 in markets accounting for 2/3 of sales
Belgium	2
Greece	1
Serbia	1
Bucharest	1

(1) Food Lion and Hannaford DMAs
(2) Source: Nielsen

There is a sense of momentum in the business, notably at Food Lion

2013 Organic revenue growth



Delhaize Group
3.1%
US
2.7%
Belgium
3.0%
SEE
5.0%

Food Lion real growth



Q1 2012
-4.5%
Q2 2012
-2.8%
Q3 2012
-0.3%
Q4 2012
2.5%
Q1 2013
3.1%
Q2 2013
1.8%
Q3 2013
2.2%
Q4 2013
4.4%

2013 Highlights

- Food Lion experienced volume growth for 5 quarters in a row
- Positive volume growth at Hannaford
- Stabilisation of market share at Delhaize Belgium
- Reached #1 position in Greece

Strong Free Cash Flow generation has reinforced our financial profile

- Delhaize Group is rated Baa3 by Moody's and BBB- by S&P



Moody's
Adj. RCF / Adj. Net Debt
Adj. Debt / Adj. EBITDA
Baa2
25%
3.0x
Baa3
23.7%
3.3x
20%
4.0x
Ba1
S&P
Adj. FFO / Adj. Net Debt
Adj. Net Debt / Adj. EBITDA
39.6%
1.9x
BBB
30%
2.5x
BBB-
25%
3.0x
BB+

and we possess talented and passionate associates


10
11






Count on me


Hannaford

However, our profitability is under pressure in our key markets



US
1,000
900
800
700
600
500
400
300
200
100
0
6%
5%
4%
3%
2%
1%
0%
5.1%
4.0%
3.7%
2011
2012
2013
Underlying operating profit (in $ millions)
Underlying operating margin



Belgium
300
250
200
150
100
50
0
6%
5%
4%
3%
2%
1%
0%
4.8%
4.0%
3.9%
2011
2012
2013
Underlying operating profit (in € millions)
Underlying operating margin

and we still need to address complexity

Geographies

- countries
- regions

Formats

- supermarkets, convenience, online
- other formats

Organisation

- too many organizational layers
- need for decisiveness and accountability

Focus to reduce complexity and accelerate performance

Agenda

- Diagnostic
- **Strategic priorities**
- Q4 and FY 2013 results
- Operational overview
  - Food Lion
  - Hannaford
  - Delhaize Belgium
  - Southeastern Europe
- Financial framework
- Conclusion

Delhaize Group's identity is clear

Who we are → Principles → Priorities

- **Preferred food retailer** in the supermarket segment
- **Differentiated** concept and offering that is relevant to our customers
- Recognized for **fresh assortment** and **Private Label expertise**
- **Multinational**
- **Strong local identity** (convenient locations, local brands and assortment, local community)
- **Respectful of all Stakeholders**

We have principles to guide us

Who we are → **Principles** → Priorities

- **Preferred food retailer** in the supermarket segment
- **Differentiated** concept and offering that is relevant to our customers
- Recognized for **fresh assortment** and **Private Label expertise**
- **Multinational**
- **Strong local identity** (convenient locations, local brands and assortment, local community)
- **Respectful of all Stakeholders**

- The **customer** is at the center
- Business is local and **market share** matters
- Strengthen our **core capabilities** and **improve those needed to succeed**
- Exercise **discipline in capital allocation**
- Use **scale** to **reduce costs**
- Respond to **industry dynamics and trends**

... and we have established the following priorities

Who we are	Principles	Priorities
• **Preferred food retailer** in the supermarket segment	• The **customer** is at the center	• **Put the customer back at the center**
• **Differentiated** concept and offering that is relevant to our customers	• Business is local and **market share** matters	• **Focus on core markets**
• Recognized for **fresh assortment** and **Private Label expertise**	• Strengthen our **core capabilities** and **improve** those needed to succeed	• **Realize more operating efficiencies**
• **Multinational**	• Exercise **discipline in capital allocation**	• **Execute with speed**
• **Strong local identity** (convenient locations, local brands and assortment, local community)	• Use **scale** to **reduce costs**	
• **Respectful of all Stakeholders**	• Respond to **industry dynamics and trends**	

Customer-focused initiatives...

E-commerce
examples: Delhaize Direct; Hannaford To Go

Better Value through more sophisticated pricing, promotions and customer offer
example: new pricing tool in the US; Alfa Beta 75 years; new CRM tool in Greece

Fresh and Organic Products
example: Alfa Beta « close to Greek nature » assortment; Delhaize Le Lion Bio brand



Tailor Assortments
examples: Food Lion work on assortment; private brand positioning in the US

Easier shopping experience
examples: Food Lion check-out systems; Delhaize Le Lion self check-out

Clear commercial positioning per banner
example: Delhaize Le Lion : back to our roots

Private brands
examples: Taste of Inspirations, Delhaize brand, Maxi range extension

... will be funded by efficiency improvements

- SG&A reduction
- Disciplined capex allocation
- Further working capital improvement


SG&A
2006[1]
20.7%
2013
21.2%
+50 bps

[1] As reported in the 2006 annual report taking into acount the then existing scope

We will accelerate omni channel

- Digital organisation being built

- Belgium
  - Home delivery operation and 119 PUPs at the store (largely fed by warehouse)
  - Web infrastructure and mobile applications in place
  - 2014: Build Enterprise Data Warehouse, Optimize eCommerce models, accelerate growth

- Hannaford
  - 2 PUPs
  - 2014: Implement Order Management System, build team capability, 10 more PUPs

- Alfa Beta
  - Leverage home delivery
  - 2014: Enterprise Data Warehouse, install web infrastructure



Agenda

- **Diagnostic**
- **Strategic priorities**
- **Q4 and FY 2013 results**
- **Operational overview**
  - **Food Lion**
  - **Hannaford**
  - **Delhaize Belgium**
  - **Southeastern Europe**
- **Financial framework**
- **Conclusion**

Q4 2013 highlights by region

- **U.S.**
  - Fifth consecutive quarter of positive volume growth
  - Food Lion’s momentum supported by completion of Phase repositioning
  - Profit evolution impacted by price investments
- **Belgium**
  - Solid year-end sales
  - Profitability impacted by promotional environment
- **SEE**
  - Alfa Beta and Mega Image continued to perform well
  - Serbia performing below our expectations

Financial results – Q4 2013

(€ in Millions)	Q4		% Growth	
	2012	**2013**	**Actual Rates**	**Identical Rates**
Revenues	5,335	5,338	0.1%	3.0%
Organic revenues	5,324	5,496	N/A	3.2%
Gross Margin	24.1%	23.9%	(26 bps)	(21 bps)
Underlying Operating Profit	196	182	(7.4%)	(4.8%)
Underlying Operating Margin	3.7%	3.4%	(28 bps)	(28 bps)
Group Share in Net Profit (Loss)	(169)	101	N/A	N/A
Free Cash Flow	447	206	(54.0%)	(53.3%)

Financial results – 2013

(€ in Millions)	FY		% Growth	
	2012	**2013**	**Actual Rates**	**Identical Rates**
Revenues	20,991	21,108	0.6%	2.6%
Organic revenues	20,891	21,533	N/A	3.1%
Gross Margin	24.3%	24.2%	(12 bps)	(8 bps)
Underlying Operating Profit / Margin	785 3.7%	753 3.6%	(4.2%) (18 bps)	(2.1%) (17 bps)
Net finance costs	(230)	(188)	(18.3%)	(16.1%)
Income tax expenses	(29)	(77)	166.2%	171.7%
Discontinued operations	(58)	(43)	25.3%	23.5%
Group share in Net Profit	104	179	71.8%	78.5%
Free Cash Flow	773	669	(13.4%)	(11.3%)

EBITDA

(€ in Millions)

		EBITDA	Underlying EBITDA
At Identical Rates	2012	1,234	1,381
	2013	1,307	1,361
		+5.9%	**-1.5%**
At Actual Rates	2012	1,234	1,381
	2013	1,279	1,332
		+3.7%	**-3.5%**

Delhaize America - organic revenue growth and comparable store sales growth


Delhaize America(1)
2013 Q4
+2.8%
0.0%
+0.4%
+3.2%
-0.4%
+2.8%
CSS
Calendar Impact
Expansion
Organic growth
Store closings(2)
Revenue growth
2013
+2.0%
+0.1%
+0.6%
+2.7%
-0.8%
+1.9%
CSS
Calendar Impact
Expansion
Organic growth
Store closings(2)
Revenue growth

(1) Excluding Sweetbay, Harveys and Reid's
(2) 126 Food Lion stores closed in Q1 2012, 8 Food Lion and 3 Bottom Dollar Food stores closed in Q1 2013

Delhaize America – underlying operating margin

Delhaize America
Underlying Operating Margin



Q4 2012
3.6%
Q4 2013
3.0%
2012
4.0%
2013
3.7%

- Q4 2013 margin impacted by:
  - Price investments of around ~70bps (Food Lion Phase 4 & 5, Hannaford)
  - Volume growth
  - Good control on cost of goods

Delhaize Belgium - organic revenue growth and comparable store sales growth


Delhaize Belgium
2013 Q4
+2.4%
-0.5%
+0.6%
+2.5%
CSS
Calendar Impact
Expansion
Organic growth
2013
+1.8%
-0.2%
+1.4%
+3.0%
CSS
Calendar Impact
Expansion
Organic growth

Delhaize Belgium – underlying operating margin

Delhaize Belgium
Underlying Operating Margin



Q4 2012
4.0%
Q4 2013
3.8%
2012
4.0%
2013
3.9%

- Q4 margin impacted by:
  - Higher promotions
  - Timing of SG&A expenses

SEE - organic revenue growth and comparable store sales growth



Southeastern Europe(1)
2013 Q4
-0.6%
-0.4%
+5.5%
+4.5%
CSS
Calendar Impact
Expansion
Organic growth
2013
-0.3%
+0.2%
+5.1%
+5.0%
CSS
Calendar Impact
Expansion
Organic growth

(1) At identical exchange rates

SEE – underlying operating margin

Southeastern Europe
Underlying Operating Margin


Q4 2012
5.3%
Q4 2013
5.9%
2012
3.5%
2013
3.6%

- Q4 margin impacted by:
  - Improved procurement conditions in Romania and Serbia
  - Cost control

Strong Free Cash Flow generation in 2013

(€ in Millions)

Free Cash Flow evolution



1,394
69
87
294
565
116
669
Underlying EBITDA(1)
Portfolio optimization and reorganisation cash-out
Changes in core working capital
Payment of interest and taxes
Cash capex
Other(2)
2013 FCF

DELHAIZE GROUP

(1) Including €62 million from discontinued operations
(2) Including among others €28 million from business acquisitions and disposals and the positive impact from the lower 2012 US bonus (paid in 2013)

Net debt decreased by €1.2 billion over the last 2 years

(€ in Millions)

Sources and uses of funds


2,660
2,072
1,185
142
565
121
1,473
Dec. 2011 Net Debt
Dec. 2012 Net Debt
OCF
Dividend
Capex
Other
Dec. 2013 Net Debt

Net cash position


Dec-11
419
Dec-12
920
Dec-13
1,149

Current trading update

+

- Very solid sales trends in the U.S., partly helped by severe winter weather
- Phase repositioning completed in the U.S.
- Consolidation of good momentum in Greece
- Profitable network expansion in Romania

–

- U.S.: Extra costs due to winter weather, cycling of Easter in Q1 13, cycling of price investments
- Intensification of price competition in Belgium, combined with mounting SG&A pressure
- Persisting adverse trading environment in Serbia

Agenda

- **Diagnostic**
- **Strategic priorities**
- **Q4 and FY 2013 results**
- **Operational overview**
    - **Food Lion**
    - **Hannaford**
    - **Delhaize Belgium**
    - **Southeastern Europe**
- **Financial framework**
- **Conclusion**

Food Lion has maintained strong brand equity despite facing a competitive market

- The US Southeast has been intensely **competitive over the last 20 years**
  - high concentration of scale (top 3 players have ~60% of sales)
  - low cost players (Aldi, Costco, Target, dollar stores)
  - Walmart has high penetration
    - Walmart is #1 in all Southeast states except Florida

- Food Lion has **not been immune**
  - Food Lion's market share has decreased by ~200 bps over 2007-2012[1]
  - Food Lion showed negative volume growth over 2009-2012, mainly driven by a decrease in # of items sold per transaction
  - Price positioning has not been consistent over time

- Food Lion still has **solid market positions** in its major markets
  - #1 or 2 in markets accounting for 72% of sales[1]
  - In 2013, Food Lion's sales growth outpaced the supermarket average
  - Stores located in **convenient** locations with **smaller format** stores

(1) Source: Nielsen (Spectra database, AC View) and it includes the impact of the 126 Food Lion store closures in 2012

We developed the Phase plan to reverse the declining financial performance...

Phase plan

Price

- Pricing
  - Lower prices by 2-2.5%
- Private brand
  - Increase penetration in center store

Simplicity

- Produce (fruits & vegetables)
  - Improved merchandising and training
- Familiar & Dependable People

Quality

- Ease & Convenience
  - Facilitate ease of navigation
- Food Lion Everyday
  - Clean stores

Phase plan mainly addressed our price proposition and improved execution

Phase 1	Phase 2	Phase 3	Phase 4	Phase 5
May 2011	March 2012	July 2012	May 2013	November 2013
166 stores	268 stores	269 stores	177 stores	169 stores

… with success, underlining the value of Food Lion's brand

Performance in Food Lion Phase stores

 # Items growth


5.6%
2.2%
2.2%
4.9%
Q1 2013
Q2 2013
Q3 2013
Q4 2013

CSS


4.2%
2.3%
2.5%
4.1%
Q1 2013
Q2 2013
Q3 2013
Q4 2013

Food Lion's price equity has been strengthened

Statement	Phase markets March 2013	March 2013 vs July 2011
Offers lowest prices on things you buy the most	33%	+7%
Is good for people on a tight budget	40%	+5%
Has good specials throughout the store	41%	+5%

Source: Food Lion web based customer panel reflects sample of ~4k households

While Food Lion has increased sales, it continues to lag key competitors on sales per square foot

Average weekly sales per square foot ($)



Food Lion 2010
7.5
+5.8%
Food Lion 2013
7.9
Average selected peers(1)
10.2

- Sales density has started to increase with the Phase repositioning
- Food Lion sales density is below the sector average

And therefore we have developed the next step in our strategy

DELHAIZE GROUP

(1) Square footage data notes: peer data from Spectra for 17 states with DA operations, Adjusted by industry verage to reflect estimated selling sq ft; Food Lion actual selling sq ft
(2) Walmart supercenter, Walmart Neighborhood Market, Bi-Lo, Harris Teeter, Publix

Food Lion’s new strategy is meant to address customers’ needs and to differentiate Food Lion…

TODAY	TOMORROW	
• Low prices driven by strong promotions	• Really good everyday prices and great deals I count on	**Building on our historical strengths**
• Convenient locations	• Convenient locations	
• Inconsistent fresh offering and perception	• Consistent fresh products displayed abundantly	**Creates the “Easiest” shopping experience in town**
• More effective execution of the basics	• Fast and easy checkout experience	
• Vendor-driven center store assortment	• Customer-driven center store assortment	
• Task-oriented leadership and associates	• Caring, responsible and available associates	

…and aims to increase share of wallet by delivering an Easy, Fresh, & Affordable experience

EASY
fresh &
Affordable

You can count on FOOD LION… Every day!

What our strategy will deliver to our customers…

EASY

- Easy to shop
- Easy to save
- Easy to get in and out quickly
- Easy to find dinner for tonight

fresh & Affordable

What our strategy will deliver to our customers…

EASY	fresh & Affordable
• Easy to shop • Easy to save • Easy to get in and out quickly • Easy to find dinner for tonight	• Consistent quality • Fresh in the store and fresh at home • Appealing ready to eat meals • Large selection in fresh departments

What our strategy will deliver to our customers…

EASY	fresh & Affordable	
• Easy to shop • Easy to save • Easy to get in and out quickly • Easy to find dinner for tonight	• Consistent quality • Fresh in the store and fresh at home • Appealing ready to eat meals • Large selection in fresh departments	• Dependable low prices • Compelling promotions • Simplified commu-nication on pricing • Private brands providing excellent value

What our strategy will deliver to our customers…

EASY	fresh & Affordable	
• Easy to shop • Easy to save • Easy to get in and out quickly • Easy to find dinner for tonight	• Consistent quality • Fresh in the store and fresh at home • Appealing ready to eat meals • Large selection in fresh departments	• Dependable low prices • Compelling promotions • Simplified commu-nication on pricing • Private brands providing excellent value

You can count on FOOD LION

- Caring, responsive, and available associates
- Involved in the community, especially when it matters
- Always doing what we say, with customers, associates, vendors, and community

Concept store



Deli/Bakery
Fresh Meat
Promo area
New check-out
Garden cooler

We have begun the rollout of the next step and have defined milestones

- **Changes throughout the store network**
  - Center store assortment review
    - Updated assortment rollout started in January 2014
      - 50% completed in 2014
      - Restricted to current space allocation
    - Out of the ~19,000 SKUs targeted by the assortment review:
      - ~ 3,300 SKUs added
      - ~ 6,700 SKUs deleted
      - **A reduction of 18% of SKUs with 50% overall change**
  - Check-out hardware & software
    - Rollout updated point-of-sale technology
  - Culture
    - Rollout trainings to evolve leadership behavior
- **Market test (77 stores): testing and fine-tuning Easy, Fresh & Affordable**
  - Capital expenditures in market tests of $115 million
  - Testing different capital investments and evaluating commercial modules

There is an opportunity to increase sales with current customers by growing share of wallet

Estimated share of wallet potential


Food Lion today
18%
82%
Average of local peers(1)
26%
74%
Spend at food retailer
Other grocery spend

(1) Local peers include Bi-Lo, Harris Teeter, Publix, Giant Carlisle and Martins

Source: Nielsen Homescan , 52 weeks ending 12/28/13, Cross Outlet Facts, Retail Banner Shopper, Total US

Agenda

- **Diagnostic**
- **Strategic priorities**
- **Q4 and FY 2013 results**
- **Operational overview**
  - **Food Lion**
  - **Hannaford**
  - **Delhaize Belgium**
  - **Southeastern Europe**
- **Financial framework**
- **Conclusion**

Hannaford has strong foundations

TODAY

- #1 or 2 in markets accounting for 60% of sales
- Solid brand equity
- Reliable product quality and variety
- Recognized for great in-store customer experience and high service
- High profitability
- Well-maintained store base
- Proven talent development and management programs
- Local player, close to communities


Organic

However competition is increasing in the Northeast

TODAY

- #1 or 2 in markets accounting for 60% of sales
- Solid brand equity
- Reliable product quality and variety
- Recognized for great in-store customer experience and high service
- High profitability
- Well-maintained store base
- Proven talent development and management programs
- Local player, close to communities

CHALLENGES

- Over 2007-2013, Hannaford's revenues increased by 3.0% p.a., of which half is driven by selling area expansion
- Competition has continued to expand whereas market size and growth is limited

Therefore Hannaford needs to maintain its differentiation and accelerate growth

TODAY

- #1 or 2 in markets accounting for 60% of sales
- Solid brand equity
- Reliable product quality and variety
- Recognized for great in-store customer experience and high service
- High profitability
- Well-maintained store base
- Proven talent development and management programs
- Local player, close to communities

CHALLENGES

- Over 2007-2013, Hannaford's revenues increased by 3.0% p.a., of which half is driven by selling area expansion
- Competition has continued to expand whereas market size and growth is limited

PRIORITIES

- Continued price investments – improve price perception and positioning
- Work on further differentiation – assortment review (process just started)
- Online – expand click & collect points with Hannaford To Go
- Accelerate growth by new stores and remodelings

Agenda

- Diagnostic
- Strategic priorities
- Q4 and FY 2013 results
- Operational overview
  - Food Lion
  - Hannaford
  - Delhaize Belgium
  - Southeastern Europe
- Financial framework
- Conclusion

Delhaize is a well-recognized brand in Belgium...

TODAY

- #2 position with a 25.5% market share
- Strong brand and excellent locations
- Large fresh offering and broad private label range
- Expansion mainly coming from Affiliated concepts
- Increase in remodeling activity (2009-2010: 16 remodelings on average; 2011-2013: 23 remodelings on average)



Traiteur
WOK corner

...but it has fundamental issues to address

TODAY

- #2 position with a 25.5% market share
- Strong brand and excellent locations
- Large fresh offering and broad private label range
- Expansion mainly coming from Affiliated concepts
- Increase in remodeling activity (2009-2010: 16 remodelings on average; 2011-2013: 23 remodelings on average)

CHALLENGES

- Despite expansion, flat market share
- Profitability under pressure
- Complex organisation
- Price perception
- Increased competitive openings
- Price-sensitive consumer given challenging economic background

Therefore Delhaize needs to re-capture its differentiated position and improve efficiency

TODAY

- #2 position with a 25.5% market share
- Srtong brand and excellent locations
- Large fresh offering and broad private label range
- Expansion mainly coming from Affiliated concepts
- Increase in remodeling activity (2009-2010: 16 remodelings on average; 2011-2013: 23 remodelings on average)

CHALLENGES

- Despite expansion, flat market share
- Profitability under pressure
- Complex organisation
- Price perception
- Increased competitive openings
- Price-sensitive consumer given challenging economic background

PRIORITIES

- Fine-tune our differentiation
  - Best in Fresh
  - Innovative and efficient assortment
  - Best everyday value for all
  - Best shopping experience
- New Generation Store
  - First 2 stores by April
- Strengthening affiliates
- Efficiency improvements
- Online – accelerate growth of Delhaize Direct

Agenda

- Diagnostic
- Strategic priorities
- Q4 and FY 2013 results
- Operational overview
  - Food Lion
  - Hannaford
  - Delhaize Belgium
  - Southeastern Europe
- Financial framework
- Conclusion

Alfa Beta has become the market leader in Greece

TODAY

- Economic situation continues to be difficult but signs of optimism
- Against this backdrop, Alfa Beta has continued to perform well
- Alfa Beta is now the #1 food retailer in Greece, primarily due to
  - Customers appreciation for Alfa Beta's unique combination of quality offering (both in product & service) and competitive pricing
  - Difficulties for some of the competitors



However it should seek additional opportunities to grow

TODAY

- Economic situation continues to be difficult but signs of optimism
- Against this backdrop, Alfa Beta has continued to perform well
- Alfa Beta is now the #1 food retailer in Greece, primarily due to
  - Customers appreciation for Alfa Beta's unique combination of quality offering (both in product & service) and competitive pricing
  - Difficulties for some of the competitors

CHALLENGES

- Ongoing economic situation
- Alfa Beta is not present in some important regions
- Accelerated expansion plans from major competitors

Therefore Alfa Beta will continue to consolidate its market position

TODAY

- Economic situation continues to be difficult but signs of optimism
- Against this backdrop, Alfa Beta has continued to perform well
- Alfa Beta is now the #1 food retailer in Greece, primarily due to
  - Customers appreciation for Alfa Beta's unique combination of quality offering (both in product & service) and competitive pricing
  - Difficulties for some of the competitors

CHALLENGES

- Ongoing economic situation
- Alfa Beta is not present in some important regions
- Accelerated expansion plans from major competitors

PRIORITIES

- Continue store expansion
- Further differentiation focused on
  - Targeted price investments
  - Assortment improvements
  - Online (develop omni-channel approach)

Maxi is the market leader in Serbia...

TODAY

- National market leader with clear top position in Belgrade and a healthy profitability
- Operates 381 stores and has a strong presence in supermarket and convenience stores with good locations
- Modern grocery covers 43% of total market[(1)]



(1) Source: Euromonitor. Modern retail market: hypermarkets, supermarkets, hard discount, convenience stores and cash & carry; 2012 data

but has not delivered on our expectations

TODAY

- National market leader with clear top position in Belgrade and a healthy profitability
- Operates 381 stores and has a strong presence in supermarket and convenience stores with good locations
- Modern grocery covers 43% of total market[(1)]

CHALLENGES

- High unemployment
- Negative GDP growth
- CSS under pressure
- Increased competition

Therefore it needs to improve its execution

TODAY

- National market leader with clear top position in Belgrade and a healthy profitability
- Operates 381 stores and has a strong presence in supermarket and convenience stores with good locations
- Modern grocery covers 43% of total market(1)

CHALLENGES

- High unemployment
- Negative GDP growth
- CSS under pressure
- Increased competition

PRIORITIES

- First priority: improve execution
  - Pricing & promotions
  - IT systems
  - HQ & store processes
  - New DC (Q4 2014) to decrease Direct Store Delivery
  - Assortment structure
- Then...
  - Remodelings
  - New store growth

Mega Image has become the market leader in Bucharest

TODAY

- Mega Image has posted high growth (296 stores in 2013 compared to 40 in 2008)
- Operations mainly focused on the capital with ~20% market share
- The economy has been resilient
- Profitability has significantly increased
- 2 store formats – convenience stores, supermarkets


Shop & Go
MEGA IMAGE

But competition is also expanding

TODAY

- Mega Image has posted high growth (296 stores in 2013 compared to 40 in 2008)
- Operations mainly focused on the capital with ~20% market share
- The economy has been resilient
- Profitability has significantly increased
- 2 store formats – convenience stores, supermarkets

CHALLENGES

- Competition is expanding fast
- Low purchasing power outside of Bucharest
- Further professionalize organization

Therefore a clear action plan for the years to come is needed

TODAY

- Mega Image has posted high growth (296 stores in 2013 compared to 40 in 2008)
- Operations mainly focused on the capital with ~20% market share
- The economy has been resilient
- Profitability has significantly increased
- 2 store formats – convenience stores, supermarkets

CHALLENGES

- Competition is expanding fast
- Low purchasing power outside of Bucharest
- Further professionalize organization

PRIORITIES

- Store expansion
- Improve customer proposition
  - Better customer service
  - Grow private labels
  - Improve entry prices
- Build second distribution center to support expansion and reduce cost of goods

Agenda

- Diagnostic
- Strategic priorities
- Q4 and FY 2013 results
- Operational overview
  - Food Lion
  - Hannaford
  - Delhaize Belgium
  - Southeastern Europe
- Financial framework
- Conclusion

High free cash flow generation has improved our balance sheet

(€ in Millions)

Free cash flow


2011
345(1)
2012
773
2013
669

Net cash position


2011
419
2012
920
2013
1,149

Net debt


2011
2,660
2012
2,072
2013
1,473

S&P's adjusted net debt / EBITDA[2]


2011
2.5
2012
2.2
2013
1.9

(1) Excluding Maxi acquisition
(2) Adjusted for a.o. operating leases and post retirement obligations – as updated by S&P's rating services in light of the new methodology issued in 2013; 2013 data based on Delhaize's own estimates according to S&P's new methodology

Despite progress made over the last 2 years, we still target further improvements in working capital

Core Working Capital(1)



2011
571
2012
154
2013
-22

Days working capital(2)

US | Belgium



2011
18
5
2013
10
-2

1 day of Group core working capital in 2013 = approximately €60 million

(1) Inventories + accounts receivables – accounts payables
(2) Core working capital * 365 / sales

We will remain disciplined in our capital allocation

(€ in Millions)



Geography
681
565
US
52%
49%
Belgium
22%
25%
SEE
23%
22%
Corporate
3%
4%
2012
2013
Category
681
565
New stores
23%
25%
Remodelings
34%
23%
Distribution Centers
9%
16%
HQ & IT
18%
17%
Maintenance & Other
16%
19%
2012
2013

We have formalised our dividend policy with a payout[(1)] ratio of approximately 35%



DG payout ratio
5-year historical average: 31.3%
2008
30.2%
2009
30.3%
2010
29.8%
2011
32.8%
2012
33.5%
2013
35.0%
Gross dividend (€)
2008
1.48
2009
1.60
2010
1.72
2011
1.76
2012
1.40
+11.4%
2013
1.56

(1) Payout on underlying Group share in net profit

Agenda

- **Diagnostic**
- **Strategic priorities**
- **Q4 and FY 2013 results**
- **Operational overview**
  - **Food Lion**
  - **Hannaford**
  - **Delhaize Belgium**
  - **Southeastern Europe**
- **Financial framework**
- **Conclusion**

Conclusion

- We put the customer at the center
- We have leadership market positions in the majority of our US markets, in Belgium and in Greece
- We will focus on our core markets
- We plan to re-invest improved efficiencies and accelerate growth in our core markets
- We have established clear strategic principles based on diligent analysis
- We will execute with speed
- We will update you along the way
  - Food Lion store visits in the fall 2014
- Elements of 2014 guidance
  - Capex of approximately €625 million[(1)]
  - 180 new stores

(1) At identical exchange rates (1€ = $1.3281)